Exhibit 99.1

 FIRST AMENDMENT TO ORDINARY SHARES PURCHASE WARRANT

THIS FIRST AMENDMENT to the ORDINARY SHARES PURCHASE WARRANT OF B.O.S Better Online Solutions Ltd. (the “Amendment”) is made as of October 23, 2022 by and among B.O.S Better Online Solutions Ltd. (the “Company”) and _______ (the “Holder”).

WHEREAS, the Company and the Holder are parties to that certain Ordinary Shares Purchase Warrant dated May 16, 2019 (the “Warrant”); and

WHEREAS, the Company and the Holder wish to amend the Warrant to extend its exercise period by an additional two years (i.e. to 5.5 years from 3.5 years) as set forth below;

NOW, THEREFORE, the parties hereto agree as follows:

1.  Amendment to Warrant.

The last sentence in Section 2.1 of the Warrant shall be replaced with the following: “This Warrant shall automatically expire and no longer be exercisable on November 16, 2025.”

2.  Continued Validity of the Warrant. Except as amended hereby, the Warrant shall continue to be in full force and effect as originally constituted and is hereby ratified and affirmed by the parties hereto.

3.  Governing Law. This Amendment shall be governed by and construed in accordance with the internal laws of the State of Israel, without regard to conflict of laws provisions. laws of the State of Israel. Any dispute arising under or in relation to this Agreement shall be adjudicated in the competent court of Tel Aviv-Jaffa district only, and each of the parties hereby submits irrevocably to the exclusive jurisdiction of such court.

4.  Counterparts. This Amendment may be executed in multiple counterparts, each of which shall constitute but one and the same instrument.

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IN WITNESS WHEREOF, the parties have executed this First Amendment to Ordinary Shares Purchase Warrant as of the date first above written.

B.O.S Better Online Solutions Ltd.

By:
Name:	Eyal Cohen
Title:	CEO

holder

By:
Name:
Title:
Address: